

BAYFIELD VENTURES CORP.

Financial Statements

April 30, 2002

BAYFIELD VENTURES CORP.

Balance Sheets

	April 30, 2002	October 31, 2001
ASSETS		
Current		
Cash	$ 16,417	$ 30,659
Taxes recoverable	2,400	2,178
Prepaid expenses	14,933	44,271
	33,750	77,108
Mineral property (note 3)	23,000	13,000
	$ 56,750	$ 90,108
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 6,984	$ 7,514
SHAREHOLDERS' EQUITY		
Share capital (note 4)	4,161,358	4,161,983
Subscriptions received in advance	25,000	-
Deficit	(4,136,592)	(4,079,389)
	49,766	82,594
Commitments (note 9)	$ 56,750	$ 90,108

Approved by the Directors:

Robert Paul   Don Huston

The accompanying notes are an integral part of these financial statements.
Unaudited – Prepared by Management

BAYFIELD VENTURES CORP.

Statements of Operations and Deficit

	April 30, 2002	April 30, 2001	April 30, 2002	April 30, 2001
	(3 months)	(3 months)	(6 months)	(6 months)
Expenses				
Accounting and legal	$ 2,540	$ 3,197	$ 4,834	$ 6,526
Conferences and conventions	-	-	-	-
Consulting fees (recovery)	1,277	417	1,598	(90)
Interest and bank charges (recovery)	116	(474)	200	(339)
Management fees	10,475	10,333	20,913	20,781
Office and administration	6,431	5,722	11,959	12,361
Rent	2,347	2,513	4,843	4,761
Shareholders' communication and promotion	4,291	1,933	5,376	2,486
Telephone	459	351	833	607
Transfer and filing fees	6,974	1,250	7,499	5,619
Travel	235	599	1,096	1,498
Operating loss before other item	(35,145)	(25,841)	(59,151)	(54,210)
Other item				
Interest income	688	133	1,948	670
Net loss for the period	(34,457)	(25,708)	(57,203)	(53,540)
Deficit, beginning of period	(4,102,135)	(3,996,273)	(4,079,389)	(3,968,441)
Deficit, end of period	$ (4,136,592)	$ (4,021,981)	$ (4,136,592)	$ (4,021,981)
Loss per share	$ (0.01)	$ (0.02)	$ (0.02)	$ (0.03)
Weighted average number of common shares outstanding	3,160,574	1,530,574	3,160,574	1,530,574

The accompanying notes are an integral part of these financial statements.
Unaudited – Prepared by Management

BAYFIELD VENTURES CORP.

Statements of Cash Flows

	April 30, 2002	April 30, 2001	April 30, 2002	April 30, 2001
	(3 months)	(3 months)	(6 months)	(6 months)
Cash flows from (used in) operating activities				
Loss for the period	(34,457)	(25,708)	(57,203)	(53,540)
Change in non-cash working capital:				
Decrease (increase) in accounts receivable	1,447	398	(222)	(252)
Decrease in prepaid expenses	23,248	7,796	29,338	26,244
Increase (decrease) in accounts payable and accrued liabilities	(5,474)	18,571	(530)	25,609
	(15,236)	1,057	(28,617)	(1,939)
Cash flows from investing activity				
Acquisition of mineral property	-	-	(10,000)	-
Cash flows from financing activities				
Subscriptions received in advance	25,000	-	25,000	-
Share issuance expenses	(625)	-	(625)	-
	24,375	-	24,375	-
Increase (decrease) in cash	9,139	1,057	(14,242)	(1,939)
Cash, beginning of period	7,278	10,453	30,659	13,449
Cash, end of period	$ 16,417	$ 11,510	$ 16,417	$ 11,510

BAYFIELD VENTURES CORP.

1. Nature and Continuance of Operations

Effective May 18, 2001, the Company changed its name from Glacier Resources Ltd. to Bayfield Ventures Corp. On the same date, the share capital of the Company was consolidated on a 3:1 basis.

Bayfield Ventures Corp. (formerly, Glacier Resources Ltd.) was incorporated under the laws of British Columbia, Canada, and is in the business of exploration and development of mineral properties. Currently, management of the Company is actively pursuing new business opportunities in the mining sector.

2. Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

These financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Basis Of Presentation

These interim financial statements follow the same accounting policies as the most recent annual financial statements of the Company. They do not contain all the information required for annual financial statements and should be read in conjunction with the annual financial statements of the Company.

(b) Loss Per Share

Loss per share figures are calculated using the weighted average number of shares outstanding during the period.

(c) Cash Equivalents

Cash equivalents usually consist of highly liquid investments, which are readily convertible into cash with maturities of three months or less when purchased. Cash equivalents were $Nil at April 30, 2002 and October 31, 2001.

BAYFIELD VENTURES CORP.

Notes to Financial Statements
April 30, 2002

2.   **Significant Accounting Policies** (continued)

   (d)   Mineral Property

   The Company records its mineral property interests at cost. All direct and indirect costs relating to the acquisitions of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized over the proven reserves available on the related property following commencement of production. Mineral properties, which are sold before that property reaches the production stage, will have all revenues from the sale of the property credited against the cost of the property. Properties, which have reached the production stage, will have a gain or loss calculated based on the portion of the property sold. Management has determined each property to represent a cost centre.

   Ownership in mineral interests involves certain inherent risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interests. The Company has investigated the ownership of its mineral interest and, to the best of its knowledge, ownership of its mineral interest is in good standing.

   (e)   Option Agreement

   From time to time, the Company may acquire or dispose of a property pursuant to the terms of an option agreement. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received.

   (f)   Income Taxes

   The Company has adopted the provision of CICA Handbook Section 3465, Income Taxes. Under this standard, current income taxes are recognized for the estimated income taxes payable for the current period.

   Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

BAYFIELD VENTURES CORP.

Notes to Financial Statements
April 30, 2002

2. **Significant Accounting Policies** (continued)

   (g) Stock Based Compensation

   Effective January 1, 2002, the Company adopted, without restatement of the prior-period comparative financial statements, the new Canadian Institute of Chartered Accountants accounting standards for stock-based compensation and other stock-based payments.

   The Company accounts for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period.

   The impact of the change on the six month results ended April 30, 2002 was not significant.

3. **Mineral Property**

   The Company's mineral property includes the following acquisition costs:

	April 30, 2002	October 31, 2001
Acquisition costs – Baird Township	$ 23,000	$ 13,000

   Baird Township, Red Lake District, Kenora Mining Division in Ontario

   The Company has entered into an option agreement to earn a 100% interest in six mineral claims located in the Baird Township, Province of Ontario. Pursuant to the terms of the agreement, the Company must issue 100,000 of its common shares upon receipt of regulatory approval and continue in accordance with the terms contained in the underlying option agreement.

   As at April 30, 2002, the Company has paid $10,000 cash and has issued the 100,000 shares at a deemed value of $13,000.

   Pursuant to the terms of the agreement, the Company has agreed to make cash payments totalling $70,000. The optionor will retain a 3% net smelter return royalty. The property is also subject to a 2% net smelter royalty retained by the original optionor.

BAYFIELD VENTURES CORP.

Notes to Financial Statements
April 30, 2002

4. **Share Capital**

    (a) Authorized: 100,000,000 common shares without par value

    (b) Issued and fully paid:

	April 30, 2002		October 31, 2001	
	Number of Shares	Stated Capital	Number of Shares	Stated Capital
Common Shares				
Balance, beginning of year	3,160,574	$ 4,297,558	4,591,723	$ 4,131,558
Share consolidation 3:1 (May 18, 2001)	-	-	(3,061,149)	-
	3,160,574	4,297,558	1,530,574	4,131,558
Shares issued for cash:				
- pursuant to private placement at $0.10	-	-	1,500,000	150,000
Shares issued for private placement finders' fees	-	-	30,000	3,000
Shares issued for mineral property acquisition	-	-	100,000	13,000
	3,160,574	4,297,558	3,160,574	4,297,558
Share issue expenses	-	(136,200)	-	(135,575)
Balance, end of period	3,160,574	$4,161,358	3,160,574	$4,161,983

(c) Escrow

At April 30, 2002, 7,407 (October 31, 2001 – 7,407 (post-consolidation)) common shares of the Company were held in escrow by the Company's transfer agent. The release of these shares is subject to the direction or determination of the relevant regulatory authorities.

(d) Warrants

As at April 30, 2002, the Company has outstanding share purchase warrants enabling the holders to acquire additional common shares as follows:

No. of Shares	Exercise Price	Expiry Date
333,333	$0.39	May 31, 2002
1,530,000	$0.13	June 21, 2003
1,863,333		

BAYFIELD VENTURES CORP.

4.   **Share Capital** (continued)

(e)   Stock Options

As ·at April 30, 2002, the Company has granted directors and employees incentive stock options enabling the holders to acquire additional common shares as follows:

No. of Shares	Exercise Price	Expiry Date
316,057	$0.12	September 24, 2003

5.   **Income Taxes**

The components of the future income tax assets are as follows:

	October 31, 2001
Future tax assets:	
Non-capital loss carry forwards	$ 636,406
Unused cumulative Canadian exploration expenses	270,524
Unused cumulative Canadian development expenses	119,762
Unused cumulative foreign exploration and development expenses	87,164
	1,113,856
Less: valuation allowance	(1,113,856)
Total future income tax assets	$ -

The valuation allowance reflects the Company's estimate that the tax assets, more likely than not, will not be realized.

The Company has accumulated non-capital losses for income tax purposes of approximately $1,493,000. The losses expire in the following years:

2002	$ 93,000
2003	268,000
2004	422,000
2005	221,000
2006	229,000
2007	129,000
2008	131,000
	$1,493,000

BAYFIELD VENTURES CORP.

6. **Income Taxes** (continued)

The Company's unused Canadian exploration and development expenses totalling approximately $1,120,000 are also available to reduce Canadian taxable income earned in future years. These unused expenses can be carried forward indefinitely.

7. **Non-cash Financing Activities**

During the year ended October 31, 2001, the Company issued 100,000 common shares at a deemed value of $0.13 per share for a mineral property option interest.

Also, the Company issued 30,000 common shares at a value of $0.10 per share in settlement of a finder's fee in the year ended October 31, 2001.

8. **Related Party Transactions**

The aggregate amount of expenditures made to parties not at arm's length to the Company consist of the following:

	2002	2001
	(6 months)	(6 months)
Management fees paid to a company controlled by a director of the Company	$15,000	$ 15,000

Included in accounts payable and accrued liabilities is $Nil (October 31, 2001 - $3,210) owing to a Company controlled by a Director of the Company.

9. **Commitments**

(a) The Company has entered into a cost sharing agreement to receive services, including office space, administration, filing and other support services. The agreement is in effect until January 1, 2003, and shall be renewed automatically subject to termination by either party on giving sixty days' notice.

Current costs for these services totalled $4,245 (2001 - $4,289) and were based on a 15% administrative fee on reimbursed costs of $28,300 (2001 - $28,592).

(b) The Company has entered into a management service agreement on August 1, 2000 with a company controlled by a common director. The terms of the agreement require the Company to pay a monthly fee of $2,500 for a period of 24 months.

BAYFIELD VENTURES CORP.

10. **Financial Instruments**

The Company's financial instruments consist of cash, taxes recoverable and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

British Columbia
Securities Commission

QUARTERLY REPORT
FORM 51-901F

ISSUER DETAILS

BAYFIELD VENTURES CORP.
Y M D
[2002][0 4][3 0]

ISSUER'S ADDRESS
Suite #1950 – 777 Dunsmuir Street, P.O. Box 10423, Pacific Centre

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CITY PROVINCE POSTAL CODE ISSUER FAX NO. ISSUER TELEPHONE NO.
Vancouver, British Columbia   Fax: (604) 687-3119   Telephone: (604) 687-3376
[V 7 Y] [1 K 4]

CONTACT NAME CONTACT'S POSITION CONTACT TELEPHONE NO.
Robert Paul, President/Director   Telephone: (604) 687-3376

CONTACT EMAIL ADDRESS WEBSITE ADDRESS
rpaul@ninetyeight.com   (no website address)

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE PRINT FULL NAME DATE SIGNED
Y M D
[2002][0 6][1 8]   "Robert Paul"

DIRECTOR'S SIGNATURE PRINT FULL NAME DATE SIGNED
Y M D
[2002][0 6][1 8]   "Don Huston"

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1. (a) The aggregate amount of deferred exploration expenditures made during the current fiscal year-to- date is nil.

   (b) The aggregate amount of expenditures made to non-arm's length parties from the issuer consist of the following:

Management fees	**$ 15,000**

   (c) The amounts in office and administration expense consist of the following:

Administration fees	$ 4,245
Office	3,375
Subscriptions, dues and education	302
Wages and benefits	4,037
	$ 11,959

   (d) The amounts included in shareholders' communication and promotion consist of the following:

Advertising and promotion	$ 580
Promotion, food and entertainment	635
Shareholders' communication	4,161
	$ 5,376

   Shareholders' communication consists of expenses paid to clearing houses for mailing in compliance with National Policy 41 and Standard and Poor's publication fees for financial coverage.

2. (a) During the quarter ended April 30, 2002, no common shares were issued.

   (b) During the quarter ended April 30, 2002, no employee incentive stock options were granted.

   (c) During the quarter ended April 30, 2002, no share purchase warrants were issued.

3. (a) As at April 30, 2002, the share capital consisted of the following:

   Authorized: 100,000,000 common shares with no par value

   Issued and outstanding:

3,160,574	**$4,161,358**

(b) As at April 30, 2002, director and employee incentive stock options to purchase common shares consisted of the following:

# Shares	Exercise Price	Expiry Date
316,057	$0.12	September 24, 2003

As at April 30, 2002, the outstanding share purchase warrants consisted of the following:

# Warrants	Exercise Price	Expiry Date
333,333	$0.39	May 31, 2002
1,530,000	$0.13	June 21, 2003
1,863,333		

(c) There are 7,407 common shares held in escrow as at April 30, 2002.

(d) Directors as at April 30, 2002 were as follows:

Robert Paul
Jim Pettit
Don Huston

Officers as at April 30, 2002 were as follows:

Robert Paul - President
Dan Torok - Secretary

Nature of Business

The Company is primarily a junior exploration company with no revenues from mineral producing operations. Activities include the process of exploring its mineral properties, reviewing and subsequently acquiring potential new mineral properties and conducting exploration programs to determine whether these properties contain ore reserves that are economically recoverable. Recoverability of the amounts shown for mineral properties and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration of the property, and upon future profitable production.

Significant Events

Name Change and Share Consolidation

On May 17, 2001 the Company changed its name from "Glacier Resources Ltd." to **"Bayfield Ventures Corp. ("BYV")** and consolidated its share capital on a one (1) new for three (3) old basis. Regulatory approval from the TSX Venture Exchange was received on May 17, 2001.

Effective at market opening on May 18th, 2001 the common shares of Bayfield Ventures Corp. ("BYV") commenced trading and the shares of Glacier Resources Ltd. ("GIR") were delisted.

Assignment Agreement – Baird Township, Red Lake District, Kenora Mining Division of Ontario

Bayfield Ventures Corp. has entered into an option agreement to earn a 100% interest in six mineral claim units located in Baird Township, Red Lake District, Kenora Mining Division of Ontario. As consideration, the Company is required to issue 100,000 of its common shares upon receipt of regulatory approval and continue in accordance with the terms contained in the underlying option agreement. Pursuant to the terms of the agreement, the Company has agreed to make cash payments totaling $70,000 to December 15, 2004.

As at April 30, 2002, the Company has paid $10,000 cash and issued 100,000 common shares to Cypress Development Corp. at a deemed value of $13,000. These shares are subject to a hold period and may not be traded in British Columbia until September 6, 2002.

Results of Operation

For the quarter ended April 30, 2002, the Company incurred a net loss of $34,457 compared to a net loss of $25,708 in the same quarter of the previous year. The net loss during the most recent year is for general and administrative expenses consistent with that of maintaining the business and for expenses related to investigating further business opportunities in mining.

BAYFIELD VENTURES CORP.
MANAGEMENT DISCUSSION – SCHEDULE "C"
APRIL 30, 2002

Liquidity and Capital Resources

Working capital at April 30, 2002 was $26,766 compared to $69,594 at October 31, 2001.

The Company has historically met all cash requirements for operation by equity financing. Future funding needs of the Company are dependent upon the Company's continued ability to obtain equity and/or debt financing to meet its financial obligations and to pursue further exploration of mineral properties.

Investor Relations

The amounts in shareholders' communication and promotion are comprised of promotional expenses of the Company and do not relate to investor relation activities. The Directors and Officers of the Company participate in a limited investor relation program that is primarily informing shareholders of the activities of the Company. The Company has no arrangements for external promotional activities.

Subsequent Events

Private Placement

The Company announced a non-brokered private placement of up to 500,000 Units at $0.10 per Unit. Each Unit will consist of one share and one share purchase warrant entitling the holder to acquire one share at $0.13 for a two year period. Shares issued in connection with this offering are subject to a hold period expiring 120 days after the date of issue.

Stock Options

The Company granted incentive stock options to purchase 40,000 shares of the Company at $0.11 per share, expiring on May 15, 2004.